FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated October 6, 2005.

Santiago, October 6, 2005.
Ger.Gen. 172/2005.

Mr. Alejandro Ferreiro Yazigi
Superintendente de Valores y Seguros
Alameda Bernardo O’Higgins 1449

Ref: Essential Fact

To whom it may concern,

In accordance with Articles 9 and 10, chapter II, of Law 18,045, as well as Rule 30 of the Superintendencia de Valores y Seguros, please be advised of the following Essential Fact, that the Board of Directors agreed during the Board Meeting held on October 6, 2005 the following:

1.- ENERSIS S.A. (“Enersis”) is the parent company of Elesur S.A. (“Elesur”), a privately owned company domiciled in Chile. Enersis owns 99.99892% of Elesur. Likewise, Enersis is the parent company of Chilectra S.A. (“Chilectra”), a publicly owned company also domiciled in Chile. Enersis owns 98.23985% of Chilectra .

2.- In order to simplify its organizational structure, diminish corporate costs, improve performance and optimize taxes, Enersis has decided to merge Elesur and Chilectra. As a consequence of this merger, Elesur would absorb Chilectra and Elesur S.A. (Branch), would absorb Chilectra S.A. (Branch), with Elesur and Elesur S.A. (Branch) becoming the respective legal successors, as provided for in Article 99 of the Chilean Corporate Law.

3.- The execution of the aforementioned transaction, will imply that Enersis modifies its essential assets, substituting its shares in Chilectra by its shares in Elesur. This change must be ratified in an Extraordinary Shareholders Meeting to be convoked and informed to the Superintendencia de Valores y Seguros (“SVS”) at the appropriate time.

4.- In order to facilitate the merger, Enersis will seek the public registration of Elesur, and its shares in the SVS. In this way, Elesur will acquire the condition of a public company.

5.- In order to facilitate the merger, Enersis has promoted the authorization from the Ministerio de Economía, Fomento y Reconstrucción, of the República de Chile, in order to allow the transference of electric concessions from Chilectra to Elesur.

6.- Once the previously mentioned matters be carried out, and all the corresponding authorizations be received, Enersis will seek approval by the Extraordinary Shareholders Meetings of Elesur and Chilectra, which will have the responsibility for voting on the merger, as well the modification of the name of the surviving entity. In this way; Elesur S.A. will be renamed Chilectra S.A.

7.- The impact on future results for Enersis, derived from this merger, are expected to be approximately Ch$ 100 billion over the next years.

Yours sincerely,

Mario Valcarce D.
General Manager

c.c.:	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Exchange of Valparaíso
Risk Rating Comisión

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: October 6, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer